                                                               PAGE 1 OF 8 PAGES

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                            NMR OF AMERICA, INC.
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                  629230103
                               (CUSIP Number)

                              JOHN MARK STRONG
                              1650 MULLET COURT
                            NAPLES, FLORIDA 33940
                               (813) 774-4514

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               SEPTEMBER 15, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               PAGE 2 OF 8 PAGES


                                                           SCHEDULE 13D
CUSIP No. 629230103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JOHN MARK STRONG  SS: 530 36 6379

-------------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (A) [ ]
                                                                                                                  (B) [X]

-------------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or (e)                                                                                                           [ ]

-------------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA


-------------------------------------------------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
                                  449,121 SHARES OF COMMON STOCK AS OF SEPTEMBER 15, 1995(1/)
    NUMBER OF
     SHARES                   -------------------------------------------------------------------------------------------
  BENEFICIALLY                8   SHARED VOTING POWER
    OWNED BY                      449,121 SHARES OF COMMON STOCK
      EACH
   REPORTING                 --------------------------------------------------------------------------------------------
     PERSON                   9   SOLE DISPOSITIVE POWER
      WITH                        449,121 SHARES OF COMMON STOCK AS OF SEPTEMBER 15, 1995(1/)

                              -------------------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  NONE

-------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             449,121 SHARES OF COMMON STOCK AS OF SEPTEMBER 15, 1995(1/)

-------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

-------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.81% AS OF SEPTEMBER 15, 1995(1/)(2/)

-------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


      -------------------------
(1/) Includes 3,800 shares sold by the Reporting Person on September 18, 1995 and 5,000 shares sold by the Reporting Person on September 20, 1995.

(2/) Assumes 6,591,734 shares outstanding as of September 15, 1995 as represented to the Reporting Person by the Company's transfer agent, American Stock Transfer and Trust Co.

                                                               PAGE 3 OF 8 PAGES

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 1.          Security and Issuer.

                 This Statement on Schedule 13D relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of NMR of America, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 430 Mountain Avenue, Murray Hill, New Jersey 07974.


Item 2.          Identity and Background.

     (a)         John Mark Strong

     (b) The address of the residence of the Reporting Person is 1650 Mullet Court, Naples, Florida 33940.

     (c)         The Reporting Person is a private investor.

     (d) The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)         The Reporting Person is a citizen of the United States.

                                                               PAGE 4 OF 8 PAGES

Item 3.          Source and Amount of Funds or Other Consideration.

                 The Reporting Person obtained the subject shares of Common Stock in exchange for his shares of the common stock of Morgan Medical Holdings, Inc. ("Morgan") in connection with the merger (the "Merger") between NMR Sub, Inc. ("NMR Sub"), a subsidiary of the Company, and Morgan. The effective date of the Merger was September 15, 1995. The foregoing response to this Item 3 is qualified in its entirety by reference to the Agreement and Plan of Merger, dated April 11, 1995 (the "Agreement and Plan of Merger"), by and among the Company, NMR Sub and Morgan, the full text of which is filed as
Exhibit 1 hereto and incorporated herein by this reference.


Item 4.          Purpose of Transaction.

                 The Reporting Person acquired beneficial ownership of the shares of Common Stock to which this Statement on Schedule 13D relates as a result of the Merger described in Item 3 above.

                 Except as described in this Statement on Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except such dispositions as may be made from time to time by the Reporting Person pursuant to investment decisions made in the normal course of Reporting Person's investment activities; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

                 The foregoing notwithstanding, the Reporting Person may at any time change any of his current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock beneficially owned by him, or take any other action with respect to the Company or any of its securities in any manner permitted by law.

                                                               PAGE 5 OF 8 PAGES

Item 5.          Interest in Securities of the Issuer.

                 The Reporting Person acquired beneficial ownership of the shares of the Common Stock described in Item 3 to which this Statement on
Schedule 13D relates pursuant to the Merger and the distribution of shares of the Common Stock of the Company contemplated thereby.

                 (a) The Reporting Person beneficially owned, in the aggregate, 449,121 shares of the Common Stock outstanding, representing 6.81% of the outstanding Common Stock as of September 15, 1995. Beneficial ownership of such shares was acquired as described in Item 3.

                 (b) The number of shares of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages and such information is incorporated herein by this
reference.   Pursuant to the terms of an Irrevocable Proxy, dated September 15,
1995 (the "Irrevocable Proxy"), the Reporting Person appointed Joseph G. Dasti and John P. O'Malley, III, as his attorneys and proxies to vote his shares of the Common Stock in favor of any and all nominees for election as director of the Company proposed by the board of directors of the Company at any shareholder meetings (or to execute written consents with respect to the Common Stock in lieu of such meetings) at which directors are to be elected and any nominee(s) for director are presented by any person(s) in opposition to the nominee or nominees for election proposed by the board of directors of the Company. The foregoing response to this Item 5(b) is qualified in its entirety by reference to the Irrevocable Proxy, the full text of which is filed as
Exhibit 2 hereto and incorporated herein by this reference. The Reporting Person disclaims beneficial ownership of any shares of Common Stock held by Messrs. Dasti and O'Malley and denies that he forms a "group" with Messrs. Dasti and O'Malley.

                 (c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person except as set forth in Item 3 hereof except for the acquisition of the common stock being report on this Schedule 13D and for the following sales of the Common Stock, 3,800 shares on September 18, 1995 and 5,000 shares on September 20, 1995.

                 (d) The Reporting Person has the sole right to receive dividends from, or the proceeds from the sale of, the securities reported hereon.

                 (e)      Not applicable.

                                                               PAGE 6 OF 8 PAGES


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

                 The responses to Item 3, Item 4 and Item 5 are incorporated herein by this reference.

                 There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer except as follows:
The Reporting Person issued his Irrevocable Proxy to vote his shares of the Common Stock in favor of the election of directors as described above in the response to Item 5; and the Reporting Person has pledged a portion of his shares of the Common Stock to the following natural persons or entities in connection with loans made to the Reporting Person; DVI Financial Services Inc. (175,000 shares), the Company (79,811 shares) and NationsBank (29,978 shares). The loans and pledges are subject to standard default provisions pursuant to which the pledgees would have the right to vote such shares after the occurrence of an event of default that is not cured on a timely basis.


Item 7.          Material to be Filed as Exhibits.

     1.          Agreement and Plan of Merger3/

     2.          The Irrevocable Proxy of John Mark Strong dated September
15, 1995.

                 After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:           November 7, 1995

                                                  /s/ J. Mark Strong
                                                  ------------------------------
                                                  J. Mark Strong





-------------------------

(3/) Incorporated by reference to the NMR of America Registration Statement on Form S-4 (Registration No. 33-61681) as filed with the Securities and Exchange Commission on August 8, 1995.

                                                               PAGE 7 OF 8 PAGES


                                 EXHIBIT INDEX


                                                                                     Sequentially
Exhibit No.               Description                                                Numbered Page
-----------               -----------                                                -------------
1                         Agreement and Plan of Merger                               (4/)

2                         Irrevocable Proxy of John Mark                             8
                          Strong dated September 15, 1995





-------------------------
(4/) Incorporated by reference to the NMR of America Registration Statement on Form S-4 (Registration No. 33-61681) as filed with the Securities and Exchange Commission on August 8, 1995.

                                                               PAGE 8 OF 8 PAGES

                              NMR OF AMERICA, INC.

                               IRREVOCABLE PROXY


        The undersigned hereby irrevocably appoints Joseph G. Dasti and John P. O'Malley, III, and each of them, or their respective successors as President and Chief Executive Officer or Executive Vice President- Finance and Chief Financial Officer of NMR of America, Inc. (the "Company"), the attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of capital stock of the Company now owned or hereafter acquired by the undersigned (and any and all other shares or other securities issued or issuable on or after the execution of this proxy in respect of such shares) (collectively, the "Shares") in favor of any and all nominees for election as director of the Company proposed by the Board of Directors of the Company at any meeting of the shareholders of the Company (or to execute written consents with respect to the shares in lieu of such meeting) at which directors of the Company are to be elected and any nominee(s) for director are presented by any person(s) in opposition to the nominee or nominees for election proposed by the Board of Directors of the Company.

        This proxy shall be effective for a period of three years following the date set forth below. This proxy revokes any other proxy granted by the undersigned at any time with respect to the Shares. This proxy is executed and delivered by the undersigned pursuant to that certain Agreement and Plan of Merger dated as of April 11, 1995, as amended, among the Company, NMR Sub, Inc., a corporation organized under the laws of the State of Delaware, and Morgan Medical Holdings, Inc., a corporation organized under the laws of the State of Colorado, and is irrevocable and coupled with an interest.

        This proxy shall be binding upon and enforceable against all heirs, successors, assigns and legal representatives of the undersigned and all holders of any or all of the Shares.



                             /s/  J. Mark Strong
                          -----------------------------------


Dated:  September 15, 1995